SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006 (report no. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: NICE, Motorola Collaborate on IP Trunked Radio Capture Solution. Dated July 10, 2006.

99.2 Press Release: NICE Unveils Powerful New Capabilities for Compliance, Analytics, and VoIP. Dated July 20, 2006.

99.3 Press release: Leading UK Contact Center and Business Process Outsourcer, RHL Selects NICE Perform(TM) to Improve Customer Insight and Satisfaction. Dated July 25, 2006

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated August 1, 2006

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EXHIBIT INDEX

Press Release:  NICE, Motorola Collaborate on IP Trunked Radio Capture Solution. Dated July 10, 2006.

Press Release: NICE Unveils Powerful New Capabilities for Compliance, Analytics, and VoIP. Dated July 20, 2006.

Press release: Leading UK Contact Center and Business Process Outsourcer, RHL Selects NICE Perform(TM) to Improve Customer Insight and Satisfaction. Dated July 25, 2006.

NICE, Motorola Collaborate on IP Trunked Radio Capture Solution

Certified IP capture solution meets mission critical needs of first responders, Motorola customers

Ra`anana, Israel, July 10, 2006 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced that it has collaborated with Motorola to develop a public safety IP trunked radio recording solution. Exclusively marketed and sold by Motorola, the solution was recently released for shipment, and the first orders have already been received by Motorola.

The jointly developed IP recording system was designed to work with the MCC 7500 Dispatch Console, Motorola`s ASTRO® 25 mission critical IP dispatch solution for public safety. It is the only fully integrated IP trunked radio recording and replay solution tested, certified and sold by Motorola for this environment.

Leveraging underlying NICE technology, the solution offers first responders IP support for enhanced inter-agency interoperability. The seamless integration of Motorola`s IP infrastructure with the NICE offering, coupled with NICE`s advanced solution for scenario reconstruction and analysis, helps improve productivity and provides insight from citizen interactions for public safety agencies.

"As first responders transition to IP infrastructures, they need to reliably capture and reconstruct their communications," said Jim Connor, director of Infrastructure Operations, Motorola. "Our successful joint development with NICE has resulted in an extremely flexible, versatile and scalable solution that satisfies a wide range of requirements for Motorola`s ASTRO® 25 customers."

"When it comes to providing mission critical solutions to first responders, Motorola really sets the bar," said Chris Wooten, vice president of NICE Systems` Public Safety Division. "NICE is pleased to have been able to work with Motorola to develop a unique IP solution that meets the needs of public safety.  NICE is ideally positioned to work with Motorola on IP initiatives, as we are leading IP interactions solutions in all our sectors."

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM), offering comprehensive performance management and interaction analytics solutions for the enterprise and public safety and security markets.  Advanced interaction analytics are performed on unstructured multimedia content - from telephony, web, radio and video communications.  NICE brings the power of Insight from Interactions to IP contact centers, branches, and command and control centers.  NICE`s solutions are changing the way organizations make decisions, enabling them to proactively improve business and operational performance and address security threats.  NICE has over 24,000 customers in 100 countries, including over 75 of the Fortune 100 companies.  More information is available at www.nice.com.

About Motorola
Motorola (NYSE: MOT) is known around the world for innovation and leadership in wireless and broadband communications.  Inspired by our vision of Seamless Mobility, the people of Motorola are committed to helping you get and stay connected simply and seamlessly to the people, information, and entertainment that you want and need.  We do this by designing and delivering "must have" products, "must do" experiences and powerful networks -- along with a full complement of support services.  A Fortune 100 company with global presence and impact, Motorola had sales of US $36.8 billion in 2005.  For more information about our company, our people and our innovations, please visit www.motorola.com

Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note:  Insight from Interactions(TM), 3600 View(TM), Executive Connect®, Executive Insight(TM)*, Freedom®, Investigator®, Mirra®, Universe®, My Universe(TM), NICE®, NiceCall®, NiceCall Focus(TM), NiceCLS(TM), NICE Learning(TM), eNiceLink(TM), NiceLog®, Playback Organizer(TM), Renaissance®, ScreenSense(TM), NiceScreen(TM), NICE Storage Center(TM), NiceTrack(TM), NiceUniverse®, NiceVision®, NiceVision Harmony(TM), NiceVision Mobile(TM), NiceVision Pro(TM), NiceVision NVSAT(TM), NiceVision Alto(TM), Scenario Replay(TM), Tienna®, Wordnet®, NICE Perform(TM), NICE Inform(TM), NICE Analyzer(TM), Last Message Replay(TM), NiceUniverse Compact(TM), Customer Feedback(TM), Interaction Capture Unit(TM), Dispatcher Assessment(TM), Encorder(TM), Freedom Connect®, FAST®, FAST Alpha Silver(TM), FAST Alpha Blue(TM) and Alpha® and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*In Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE Unveils Powerful New Capabilities for Compliance, Analytics, and VoIP

●        Unique regulatory compliance and risk management suite for corporate and investment banking

●        Expanded speech analytics offering with state-of-the-art search and analysis capabilities

●        Breakthrough VoIP technologies for recording of branches and IP trunks

Ra`anana, IL, July 20, 2006 - NICE Systems (NASDAQ:  NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, announced today new capabilities including state-of-the-art speech analytics, breakthrough VoIP technologies, and a regulatory compliance and risk management suite.  These new capabilities are part of NICE Perform(TM).

Addressing the Critical Need for Regulatory Compliance and Risk Management

With the NICE Perform Compliance Suite the power of interaction analytics is being harnessed to address key challenges in regulatory compliance and corporate governance.  The suite enables policy enforcement through proactive compliance, by preventing insider trading breaches, ensuring Best Execution, and detecting irregularities during blackout periods.  It alerts compliance and risk related stakeholders to irregularities even before a transaction occurs and enables effective and accurate instant investigations.  The development of these capabilities is based on NICE`s extensive experience in delivering field-proven, mission critical solutions to the world`s top 10 banks, thousands of financial institutions, and most of the trading floors around the world.

Expanding NICE`s Advanced Interaction Analytics Capabilities

The interaction analytics offering of NICE Perform has been expanded to include more powerful search capabilities, greater analytics throughput, and increased accuracy.  NICE Perform`s interaction analytics offers a spectrum of technologies and methodologies that address a broad variety of tasks and customer needs.  The offering includes a variety of voice recognition methods, as well as talk analysis and emotion detection.  Furthermore, it is part of NICE Perform`s multi-dimensional approach, with its ability to cross-reference results with inputs from agent screen analytics, customer feedback analytics, and other contact center data sources.  The unique synergy between components enables contact center and enterprise decision-makers to gain valuable insights into strategic business issues and trends, and be proactive in improving performance at every level.

Offering Breakthrough Technologies for Recording of Branches and IP Trunks

NICE unveils a unique VoIP Recording Gateway technology that addresses the latest trends and needs in VoIP environments.  Organizations are faced with changing business needs and new regulations that require them to record customer interactions in hundreds or thousands of branches.  This constitutes a major challenge for conventional recording systems.  The new VoIP Recording Gateway makes this task highly efficient and cost effective.  It provides any IP telephony environment with a highly scalable, centralized recording solution that replaces the need to have recording units in every branch, reducing management overhead and total cost of ownership.  Similarly, the emergence of IP trunks presents a challenge with the need to capture high volumes of interactions.  The VoIP Recording Gateway is designed to meet this challenge, which cannot be addressed by existing methods.  The VoIP Recording Gateway is an integral part of the NICE Perform architecture, which supports TDM, hybrid, and VoIP environments.

Frost & Sullivan analyst, Seema Lall, commented, "The NICE Perform Compliance suite of products has been very well tailored to cater to the unique requirements associated with corporate and investment banking environments.  NICE`s expanded analytics greatly enhances the real-time capabilities and increases the number of calls that can be practically mined to yield results.  And a key advantage of the VoIP Recording Gateway is more effective network resource utilization and load balancing.  All in all, NICE has excelled in expanding the value proposition of its core products, thereby flourishing in a competitive landscape."

"We are excited about these new capabilities in NICE Perform," said Zvi Baum, President of Enterprise Interaction Solutions at NICE.  "This expansion of NICE`s offering for contact centers and enterprises, is part of our strategy to provide a truly holistic, end-to-end approach for compliance and risk management, quality monitoring, interaction analytics, workforce management, and performance management.  We are proud to lead the market with the most comprehensive solution that addresses the broadest spectrum of business issues faced by contact centers, as well as significantly contribute to enterprise performance."

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM), offering comprehensive performance management and interaction analytics solutions for the enterprise and public safety and security markets.  Advanced interaction analytics are performed on unstructured multimedia content - from telephony, web, radio and video communications.  NICE brings the power of Insight from Interactions to IP contact centers, branches, and command and control centers.  NICE`s solutions are changing the way organizations make decisions, enabling them to proactively improve business and operational performance and address security threats.  NICE has over 24,000 customers in 100 countries, including over 75 of the Fortune 100 companies.  More information is available at www.nice.com.

Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: 3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NICE Perform, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*Only in Australia

# # #

Leading UK Contact Center and Business Process Outsourcer,
RHL Selects NICE Perform(TM) to Improve Customer Insight and Satisfaction

Advanced interaction analytics suite adds on to RHL`s current NICE environment

Ra`anana, Israel, July 25, 2006 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced that leading contact center and business process outsourcer, RHL has selected NICE Perform, through channel partner Sinclair Voicenet, to expand its existing NICE environment with advanced interaction analytics capabilities, at its contact centers across the UK.

RHL is the UK`s fastest growing provider of contact center, technology and consultancy services, employing 2,500 agents across six sites.  RHL supports live and automated customer interactions across the full customer lifecycle.

RHL and its clients will benefit from NICE Perform`s multi-dimensional Interaction Analytics, including key word and phrase spotting, emotion detection, and post-call customer surveys.  NICE Perform`s interaction analytics will provide RHL with insights into customer and market dynamics, as well as a holistic view of its contact center business.  These insights serve as the basis for improving performance and provide the ability to quickly adapt market strategy to continually changing demands.  Moreover, RHL will benefit from NICE Perform`s unique Agent Coaching solution, which will provide supervisors with targeted tools for improving agent performance, decreasing attrition, and providing immediate feedback on agents` skills and compliance with procedures.

"We are excited about implementing the advanced capabilities of NICE Perform," said David Wallace, Chief Executive at RHL.  "We believe that with the advanced capabilities of NICE Perform we will further differentiate our company and strengthen our competitive positioning in the contact center and business process outsourcing markets.  NICE Perform is key to achieving this goal and to retaining and wining business."

"We are happy that RHL has decided to implement NICE Perform," said Zvi Baum, NICE President of Enterprise Interactions Solutions.  "This reflects once more the strategic value-add NICE Perform brings to our customers in achieving a competitive edge. RHL joins some of our global customers in leading the way towards moving the contact center to the heart of the enterprise."

About RHL

RHL was established in 1991, part of Murray International Holdings, it is the fastest growing contact center and business process outsourcer in the UK and the largest in Scotland.  RHL help companies like the AA, Budget, Digital UK, NTL, Scottish Power, Sky and Tiscali optimize and execute their successful customer contact strategies.  RHL has an annual turnover of more than £46m, 2000+ seats across 6 UK sites, 2500 quality agents and a portfolio of 30 clients across public and commercial sectors.

About Sinclair Voicenet

Sinclair Voicenet Ltd is a Scottish company with a strong UK consumer-base. Established in 1967, Sinclair Voicenet Ltd provides solutions to large blue-chip organizations and SME businesses across multiple industries including contact centers, large financial companies, emergency services and utilities companies.

As a leading provider of Multimedia Recording Solutions, Agent Evaluation and Coaching Applications and related Professional Services for business interaction management, its solutions enable customers to improve their business by effectively recording, storing, evaluating and managing voice communications, call data, desktop screens and video. Sinclair Voicenet offers a suite of professional services to ensure that businesses benefit from the right solution. It is a platinum partner of NICE CTI Systems, the market leader in Voice and Data recording.

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions, based on advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications.  NICE is revolutionizing VoIP interactions management with state-of-the-art solutions for IP contact centers, branches, and command and control centers.  NICE`s solutions are changing the way organizations make decisions, helping them improve business and operational performance, address security threats and be proactive.  NICE has over 24,000 customers in 100 countries, including over 75 of the Fortune 100 companies.  More information is available at www.nice.com.

Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note:  360o View, Alpha Technologies, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight*, FAST, FAST alpha blue, FAST alpha silver, Freedom, Freedom Connect, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NICE Playback Organizer, NiceScreen, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision ALTO, NiceVision Harmony, NiceVision Mobile, NiceVision NVSAT, NiceVision PRO, Renaissance, Scenario Replay, ScreenSense, Tienna, Universe, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*in Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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